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                                                                      EXHIBIT 11
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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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                                       |
FREDERICK RAND,                        |        C.A. NO 14176
                                       |
              Plaintiff,               |
                                       |        CLASS ACTION COMPLAINT
         against-                      |
                                       |
LOWELL LAWSON, JAMES A.                |
BITONTI, S. LEE KLING,                 |
DAVID R. TACKE, E.F.                   |
BUEHRING, CHARLES A. GABRIEL,          |
C. ROLAND HADEN, MARTIN R.             |
HOFFMAN, E. GENE KEIFFER,              |
FRANCINE I. NEFF and                   |
E-SYSTEMS, INC.                        |
                                       |
              Defendants.              |
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        Plaintiff, by his attorneys, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

                                 JURISDICTION

        1. This Court has jurisdiction by virtue of the fact that the E-Systems, Inc. ("E-Systems" or the "Company") is incorporated in the State of Delaware.

                                  THE PARTIES

        2. Plaintiff Frederick Rand is and at relevant times was the owner of shares of common stock of E-Systems.

        3. Defendant E-Systems has its corporate headquarters at 6250 LBJ Freeway, Dallas, Texas 75240. The Company is involved in the defense-electronics industry.


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        4. The Company's Board of Directors consists of the following persons:

                (a) defendant Lowell Lawson who is, and has been at all relevant times, Chairman and Chief Executive Officer of the Company. In 1994, he received a salary of $477,738 plus a bonus of $425,000. Defendant Lawson is Chairman of the Executive Committee;

                (b) defendant James A. Bitonti who is, and has at all relevant times, been a director of the Company and is a member of the Audit and of the Compensation and Benefits committees;

                (c) defendant S. Lee Kling who is, and has at all relevant times, been a director of the Company and is a member of the Audit and of the Compensation and Benefits committees;

                (d) defendant David R. Tacke who is, and has at all relevant times, been a director of the Company and is a member of the Executive Committee and is a former executive officer of the Company;

                (e) defendant E.F. Buehring who is, and has at all relevant times, been a director of the Company;

                (f) defendant Charles A. Gabriel who is, and has at all relevant times, been a director of the Company and is a member of the Audit Committee;

                (g) defendant C. Roland Haden who is, and has at all relevant times, been a director of the Company;

                (h) defendant Martin R. Hoffman who is, and has at all relevant times, been a director of the Company;

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                (i) defendant E. Gene Keiffer who is, and has at all relevant times, been a director of the Company, and is a member of the Executive Committee, and is a former executive officer of the Company; and

                (j) defendant Francine I. Neff who is, and has at all relevant times, been a director of the Company and is a member the Compensation and Benefits Committee, and is Chairperson of the Audit Committee.

        5. The persons named in paragraph 4 above shall be collectively referred to herein as the "Individual Defendants."

        6. The Individual Defendants, except for Lawson, Tacke and Keiffer, are paid a retainer fee of $2,000 per month and $1,200 for each board meeting attended. Directors are also paid $1,200 per committee meeting attended, except the chairman of the committee is paid $1,500 per committee meeting attended.

        7. The Individual Defendants, by reason of their corporate directorships (and in the case of defendant Lawson, his executive position), stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's shareholders. They were and are required to use their ability to control and manage the Company in a fair, just and equitable manner; to act in furtherance of the best interests of the Company's shareholders; to refrain from abusing their positions

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of control; and not to favor their own interests at the expense of the Company's shareholders.

        8. Each Individual Defendant herein is sued individually as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS

        9. Plaintiff brings this action on his own behalf and, pursuant to Rule 23 of the Rules of the Court of Chancery of the State of Delaware, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        10. Plaintiff seeks injunctive relief and to recover damages for himself and the other members of the class caused by the breach of fiduciary duties owed by the Individual Defendants, in that plaintiff and the other members of the class will not receive their fair proportion of the value of E-System's assets and businesses, which is not fully reflected in the price to be paid by Raytheon and which can only truly be determined if the Individual Defendants create a level playing field for other bidders to come in and bid

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for E-Systems. Plaintiff and the other members of the class are being prevented from obtaining a fair price for their shares of the Company's common stock.

        11. The transaction proposed by E-Systems management is being advanced through unfair dealing, including but not limited to, perquisites to be granted to the Individual Defendants and the opportunity for all of them to maintain their positions, along with all attendant compensation, for five years following the completion of the merger, and in particular for defendant Lawson to not only maintain his position as Chairman and Chief Executive Officer of E-Systems, but to also become Executive Vice President and a director of Raytheon following completion of the transaction. Moreover, the consideration offered is an unfair price and does not constitute a maximization of stockholder value.

        12. The Individual Defendants' decision to agree to the transaction was given in breach of their fiduciary duties owed to E-Systems' stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any merger or acquisition of the Company. In the context of this action, the Board of Directors of E-Systems must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent value to the plaintiff and the class.

        13. This action is properly maintainable as a class action.

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        14. The class is so numerous that joinder of all members is impracticable. There were 34,129,500 shares of E-Systems common stock issued and outstanding as of March 3, 1995, which shares are traded on the New York Stock Exchange. While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are thousands of members of the Class.

        15. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

        16. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following;
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                (a) whether defendants have breached their fiduciary duties by engaging in concerted and continual action to entrench themselves in their lucrative positions and to enrich themselves at the expense of E-Systems' public stockholders;

                (b) whether defendants are unlawfully impeding other possible merger or takeover attempts at the expense of E-Systems' public stockholders;

                (c) whether defendants have failed to disclose all material facts relating to the takeover including the potential

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                    and expected positive future financial benefits which they expect to derive;

                (d) whether defendants have failed and will fail to negotiate in good faith with other prospective purchasers of the Company; and

                (e) whether the plaintiff and other members of the class would be irreparably damaged were the defendants not enjoined from the conduct described hereinbelow.

        17. The prosecution of separate claims would create a risk of either inconsistent or varying adjudications concerning individual members of the class, which would establish incompatible standards of conduct for the party opposing the class, and adjudications concerning individual members of the class would, as a practical matter, be dispositive of the interests of other members of the class who are not parties to the adjudications or substantially impair or impede the ability of other members of the class who are not parties to the adjudications, to protect their interests. The defendants have acted on grounds generally applicable to all members of the class, making relief concerning the class as whole appropriate.

        18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and the plaintiff has the same interests as the other members of the class. Plaintiff is an adequate representatives of the class. A class action poses no management

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problems and this case is ideally suited for class action certification.

                            SUBSTANTIVE ALLEGATIONS

        19. As reported by Dow Jones on April 3, 1995, as the defense industry
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has consolidated in response to plummeting Pentagon spending, E-Systems has emerged as a unique collection of assets. The Company is heavily involved in top-secret communications work for the Defense Department, performing about a third of the business, or about $600 million in contracts annually, producing Pentagon signal-intelligence systems, space-based imaging work, reconnaissance-and-surveillance technologies, "command, control and communications" systems, and aircraft-modification work. Although many other defense-electronics companies have seen their backlogs slip, E-Systems has seen its unfilled contracts grow an estimated record $2.6 billion in 1994 -- a backlog that has already grown in the first quarter of this year and one that could expand further still during the rest of 1995.

        20. On April 3, 1995, it was announced that Raytheon had signed a definitive agreement to acquire E-Systems in a fully financed $64 per share offer, or an aggregate $2.3 billion. Under the agreement, Raytheon's tender offer began April 3 and is scheduled to close April 28, 1995.

        21. Under the terms of the agreement, E-Systems will become a wholly owned subsidiary of Raytheon, but will retain its headquarters in Dallas, Texas, and will continue to operate under

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the E-Systems name; defendant Lowell Lawson will remain Chairman and Chief
Executive Officer of E-Systems and will join Raytheon as an Executive Vice President and director; and the entire E-Systems board will be retained as an advisory board for five years with full compensation.

        22. Because the $64 per share offering price is 41% higher than the closing price of E-Systems stock on Friday, March 31, and is at the high end of what investment bankers believed E-Systems (which was frequently mentioned in takeover rumors) would fetch, it will be even more difficult for other bidders to disturb the two companies' friendly transaction. As well, the merger agreement includes a breakup fee of $75 million, thus virtually guaranteeing no other competitive bidders for E-Systems, since any rival bidder would have to pay this $75 million, plus expenses, to Raytheon.

        23. As reported by Dow Jones, E-Systems' board has already approved the
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tender offer and merger and has recommended that its stockholders accept the offer. Defendant Lawson said that it made no sense to shop the company around because "we're not trying to liquidate. We were looking for ways to grow our company."

        24. The $64 per share agreed to by the defendants is unfair to E-Systems' shareholders and does not reflect the intrinsic value of E-Systems' stock. It is the result of unfair dealing by the Individual Defendants in an attempt to entrench themselves in office.

        25. The Individual Defendants have at all times been fiduciaries of E-Systems shareholders. As set forth herein, they

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have breached and are continuing to breach their fiduciary duties to E-Systems'
shareholders in order to entrench themselves in office and to continue receiving their compensation, fees and emoluments of office by entering into the agreement with Raytheon, including the $75 million breakup fee, which chilled the market place in order to ensure that no other bidders would attempt to make a bid for E-Systems.

        26. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their refusal to negotiate the possible acquisition of E-Systems and to provide confidential information to potential suitors on the same playing field that it created for Raytheon.

        27. Plaintiff and the other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of E-Systems' assets and businesses, which is not fully reflected in the price to be paid by Raytheon and which can only truly be determined if the Individual Defendants create a level playing field for other bidders to come in and bid for E-Systems. Plaintiff and the other members of the class have been and will be prevented from obtaining a fair price for their shares of the Company's common stock.

        28. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class, and will entrench themselves in their corporate offices, all to the irreparable harm of the class, as aforesaid.

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        29. Plaintiff and the class have no adequate remedy at law. WHEREFORE, plaintiff demands judgment, as follows:

        A. Declaring this to be a proper class action;

        B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

        1. cooperate fully with any person or entity, having a bona fide
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interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

        2. undertake an appropriate evaluation of E-Systems' worth as a merger/acquisition candidate;

        3. take all appropriate steps to enhance E-Systems' value and attractiveness as a merger/acquisition candidate;

        4. take all appropriate steps to effectively expose E-Systems to the marketplace in an effort to create an active auction for E-Systems;

        5. take proper action to maximize the price that E-Systems shareholders will receive for their shares.

        6. act independently so that the interests of E-Systems' public stockholders will be protected; and

        7. adequately ensure that no conflicts of interest exist between Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of E-Systems' public stockholders;

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        C. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the class and requiring them to respond in good faith to any bona fide potential acquirors of E-Systems;
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        D. Temporarily and permanently enjoining the merger agreement entered into with Raytheon;

        E. Awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

        F. Granting such other and further relief as may be just and proper.

Dated: April 3, 1995

                                        MORRIS AND MORRIS

                                       [SIGNATURE OF KAREN MORRIS APPEARS HERE]
                                   By:_________________________________________
                                       Karen Morris
                                       Patrick F. Morris
                                       Suite 1600
                                       1105 North Market Street
                                       Post Office Box 2166
                                       Wilmington, DE 19999-2166
                                       (302) 426-0400

                                       Attorneys for Plaintiffs

Of Counsel:

Jules Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
(212) 687-7230

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